Exhibit E : Offering Landing Page Video Transcript

Video #1: Intro Video

00:01: This is Nora, the breakthrough technology, transforming the massive snoring and sleep apnea market. Nora is New York Times' top pick for four consecutive years.

00:22: And celebrated in the press as a technology that improves sleep. Sleep is the foundation of our wellbeing,

00:30: Yet we're living through a sleep deprivation epidemic that's affecting our overall health, including our immune system response and our cardiovascular mental health.

00:39: More than 2.6 billion people are losing sleep to apnea and snoring and most of them don't have solutions they really want to use.

00:47: At Nora, we address this exact problem to design effective, innovative products that you really want to have powered by machine learning.

00:59: Nora monitors breathing patterns when necessary. Nora creates a gentle motion to stimulate the muscles, supporting the airway, allowing for natural breathing and restful sleep.

01:12: From the first night we plugged it in, I've not had to leave our room. Quality of sleep and the quality of life that we have now is priceless.

01:18: We have kept it and loved it and has changed the whole dynamic of our sleep patterns.

01:23: The product works and it works effectively. So it's a life changer. I'm healthier, I'm sleeping better. And best of all, our relationship has gone through a tremendous healing.

01:32: This year we are releasing our next generation product and it's our entry point into two massive markets.

01:46: The sleep apnea detection and the sleep apnea solutions market. Smart Nora can chip away at the 85% of people undiagnosed.

01:55: Which hasn't changed in well over a decade of people who have sleep apnea undiagnosed and the multimillions of people who snore

02:05: And who are fragmenting their own sleep. Not to mention anybody sleeps around them. And there is already in literature a lot of findings.

02:13: Or there are a lot of findings that positional therapy for apnea really works.

02:20: So that changing the position of your airway throughout the night will reduce the amount of breathing stops. And the great thing is that Smart Nora now packages it in a very comfortable way.

02:32: That's just the pillow that you need to rest on and Smart Nora does the work. We are really proud that everything we have achieved at Nora has been fully powered by customer purchases.

02:42: It has made us extremely customer focused and capital efficient. The next two years are going to be transformative for Nora.

02:51: And it's exciting to share this opportunity with the same people who helped us get here, our customers and our community.

Video #2: The Origin Story

00:00: Statistically half the adult population snores and the other half hates them for it. Snoring is not normal, it's common but it's not normal. Nora is one of those things that whenever you mention it somebody will say oh my God this will change my life

00:14: Somehow we've decided that it's okay to put up with snoring and put up with chronic sleep deprivation which is horrible for your health but it's time to change that. So we started Nora because we ourselves needed a solution for our snoring. When we looked into the market there was nothing that we wanted to use.

01:31: Everything was either uncomfortable or ineffective so coming from a family of engineers and designers, we thought to invent our own solution. We discovered that the easiest way to stop someone snoring the most humane way is to slide your hand under their pillow and give it a small nudge.

01:47: Little did we know that this was already a proven method called positional therapy. We quickly realize nobody has the patience to, you know, do that all the way to the morning so our instinct was to automate this movement and that was the original inspiration behind Nora.

01:00: We built handmade prototypes, went out and gave it to friends and family and people wanted to pay for that handmade thing that we had done. They would say, you know I haven't slept this well in so long, can I keep it?

01:15: So once we realize you have to make more handmade prototypes, you're like okay we're onto something but the real proof point came when we launched a pre-order campaign on Kickstarter and raised a million dollars in 30 days and the rest is history.

02:36: The problem with snoring is it breaks our sleep into half hour chunks maybe even shorter depending on, you know how it's disrupting your partner's sleep, and in turn how they're waking you up because without continuous sleep you don't get to experience different sleep stages that contribute to your emotional balance memory. And, also to help with physical recovery.

02:50: So by regaining sleep continuity, you actually wake up refreshed instead of waking up tired even though you got 8 hours but 8 hours of fragmented sleep. So what Nora does is it monitors your breathing throughout the night.

02:07: And when it picks up on early signs of snoring it readjusts your head before you start snoring. We do that by continuously monitoring breathing and our machine learning algorithm predicts when snoring is about to happen and before, it does very gently moves the pillow up and down.

02:22: And what that does, it activates our autonomic nervous system without waking you up to open up the airway by activating the muscles that support the airway and take it back to its normal open position. As a result, you and your bed partner get consistent quality sleep throughout the night.

03:38: The benefit of being a snorer and developing a product, you're very familiar with the snorers that are going through using other products. I think we did a lot of trial and error fine-tuned it to a product that got picked up by the press because it was designed with the consumer in mind we've been on Oprah's Favorite Things,

03:58: Men's Health, Wire Cutter, just to name a few and it's all been organic so it's primarily people who dealt with snoring God Nora loved it so much that they wanted to write about it so what we have built to this point our anti-snoring product is really a foundation.

03:13: Because it helps half of all adults out there get better sleep but that's just the beginning. Optimizing your sleep, monitoring continuously your breathing and sleep patterns, and being proactive about protecting your sleep as we age. As you know, our life changes, stress levels go up and down,

04:31: That's really the vision of Smart Nora to continuously improve your sleep and improve your life.

Video #3: Smart Nora CEO celebrates 100,000 units milestone with Harley Finkelstein, President of Shopify.

06:00 Hey, Harley. Good to see you

08:00 Good to see you. Congratulations on the milestone.

10:00 Thanks so much. It's amazing. Obviously, we couldn't wait to unbox it, but I did not unbox the cleaning cloth.

20:00 Oh, good. So we're going to clean it for the first time. This is where we're going to have to clean it for this time with the original. I hope people appreciate that we brought a cleaning cloth with it, to ensure that you're able to clean it beautifully.

34:00 It does say milestones on it. That's right. So there we go. Amazing. Perfect. Squeaky clean. So thanks so much. This is so fun to receive. A hundred thousand orders. Incredible. I love that. That's cool. And also last week, we actually were on Dragon's Den. We got two dragons.

50:00 Funny. Full circle. That's amazing. Couple of things I wanted to ask you about. If you were to define remember, you talk about hustle a lot in, like, twenty thirteen, fourteen. What's the definition of Harley's hustle in twenty thirteen versus twenty twenty four?

01:06 Twenty thirteen version of Harley was an unfocused mess, jack of all trades, a master of none, someone who thought they had to be good at everything, and was not. But very, you know, from a skills perspective, just visually, very, very horizontal. You know, be good at a lot of like, be a little bit good at a lot of things. That is almost the opposite of where I am now. I think one of the best parts of getting older, I turned forty last year, I'll be forty one this year. Is that you begin self awareness really, you know, starts to creep up in the most positive, most beautiful way. And what I realize now is, my full time, you know, main quest is helping to run this incredible company called Shopify, which is cool because my personal mission, which is about entrepreneurship, and my professional mission are exactly the same. The fact that I get to spend, you know, seventy or eighty hours a week, working at Shopify, helping more people, you know, do what you did at Nora and do have a hundred thousand orders, which is unbelievable. I think you have to pick a couple things. And, even now my role at Shopify is president. I mean, I'm the chief storyteller. I work meet with merchants, media, partners, investors, the general public, our team, the people who work at Shopify, and I story tell. I make sure that Shopify story is out there in the general public. I make sure the people that work at Shopify know about the stories of great entrepreneurs like Nora. And that is very different than I think the way that I my operating model when we first met a decade ago.

50:02 Tell me where you're at now. Tell me exactly what's going on in your life and what are the things you're most excited about with Nora, and what are the things that are you think are the largest challenges for the business now?

00:03 Good question. We are a decade into consumer sleep becoming a real part of health care, becoming a real part of wellness. And I think we are really proud to be part of the companies that made it to this side of it from, you know, dozens of gadgets and dozens of products being out there to some actually becoming part of people's lives and really making a difference. So that's really gratifying. Now our reviews pages are, you know, pages and pages of people saying you saved our marriage. We are back in the same bed together. Where we are going now is starting our chapter in digital health because where we are with snoring itself was always a gateway to sleep apnea in two ways. One is for us to monitor people and be proactive in helping them understand if they have a sleep apnea and then the next after that will be becoming a remedy because this space you saw with the Apple Watch now they're going to the proactive detection of sleep apnea. Samsung is doing the same. Oura is doing the same. So we will be one of the contact free solutions which is a massive problem. Eighty five percent of people are undiagnosed and not taking action on it. What's interesting because most people sort of assume I got eight hours of sleep therefore I must be rested. But if you've had a bad eight hours you're not rested and often you won't know that.

21:04 Yeah. We focus on sleep continuity. So if your sleep is broken you don't go through multiple sleep stages back to back. You need to go through at least three rounds of going through sleep stages to actually recover. But if I stop it in the middle of each, it's almost I got two hour recovery but not the eight hour recovery. So that's the big metric we are focused on.

43:04 I love that. Yeah. And what is the thing that you're most... what's the biggest challenge right now?

48:04 I think just going to that next stage, next level of growth in terms of visibility, in the US market. That's gonna be really fun.

56:04 Do you get pushback in terms of...you know, people still are not buying this? Like, not not purchasing, but, like, they're not buying into this idea that actually this thing is really helpful?

11:05 No. I think we're definitely past that. Now it's a visibility question because they're mostly wondering why haven't I seen you yet? So that's where we do need to go above the line, TV, radio. And because there is so much noise in this market, for the right reasons people have been disappointed with things they've used before. So if they discover the next thing also on social media alone it's not trustworthy enough. So we need to really kind of take that next step. So for that we are launching stop snoring dot com as a whole thing. So like, okay. You know what? Let's take on the whole topic and we will cut through the noise. We'll have a no nonsense brand that gives you all the solutions instead of just ours. Try it all. We really believe that ours is the best because it's noninvasive. It's comfortable. And you could try the nose strip and the mouth taping and all that. You know what? After ten nights of ripping it off in the morning, you might actually decide that the noninvasive solution is for you. So we're really putting it all out there.

09:06 I love that. Look. It's been a great honor for us to play a very small role in your story, and everything, you know, you guys have been accomplishing over the last eight or ten years or so. We live for merchants and entrepreneurs like you, Bruce, and we're just, we're so proud of everything you've done, and I cannot wait to walk into your office and can you in person, the one million order. Award milestone. So you got your hundred thousand. Let's get to a million and keep building. We're incredibly proud of you.

43:06 That is awesome. That's very kind, and let's go have fun.

46:06 Okay. Awesome. Thanks, Harley.

Video #4: Interview with Brian, Dragon's Den Investor

Been on TV. This is nothing, guys.

My gosh. This is easy. This is one camera, not 14 cameras. Do you remember the pitch? Like, do you remember your arc of we walked in, what was your impression, what did you wanna know, why did you decide to invest? I remember you two walking in and you seemed very sharp and obviously smart guys. And I thought, okay, here's a tech company of some sort. You just had that look and feel. And, and then I remember when the product came out, it was like, hey, who wants to try this? And, you know, then I find myself in bed with Wes. We're in bed together, two grown men, and we're spooning arms around me. He's behind me, and we're cuddling in bed. You guys did, like, such a skit. It almost looked rehearsed. Yeah. Yeah. Oh, yeah. No. It was not rehearsed.

So I think of how we met, we did a deal together. That deal was determined in less than an hour on both sides. What I really like, one thing I really admire about both of you is your passion, your belief, your life changing sort of product that you've got here and the difference it makes in the world and the difference it makes for your team. You have a story. You've got an incredible story, both of you. Dragon's Den is a little point in time that is publicly recognizing your story.

Look at these awesome entrepreneurs.Check out this story. Deal or not, it's you getting up there to tell your story and you do a fantastic job. I was there. So this isn't a very tangible piece of wisdom, but it certainly worked for me. I just make sure I have fun every single day. I don't care how hard a day is at work, how tired I am, how whatever's gone wrong has gone wrong, but having fun with the people I'm working with. So we've got a bit of a saying, take our business seriously, but not ourselves. Congrats, you guys. You continue to wow me in, so many ways. Not only with what you've built, but how you're building it. And it's super, super exciting.

Thanks so much.

Video #5: Dragon's Den Investment Pitch

00:00: As a family of professional snores, we looked for solutions, but anything we could find was worse than snoring itself. Then we invented Nora, the genius solution that turns any pillow into a smart pillow and stops the snoring without even touching you.

00:14: We've already helped more than a hundred thousand customers get rid of snoring for good. So Dragons, who wants to get in bed with Nora?

00:22: So Behzad is gonna show you how easy it is to turn a pillow into a smart pillow.

00:28: Lay down buddy. Okay? No, no. Okay. Yeah. I just, I'm not gonna spoon you or anything. I'm just facing this way.

00:35: I'm a spooner, so if you don't want to spoon me, I'm spooning you. See how snoring creates problems?

00:41: So you take out the insert. Put it in this pad so it makes it super comfortable and soft.

00:45: Oh, then you can place it under your existing pillow. Connect the tube. You can simply store this away and then turn on your pebble and you're ready to go. Okay, Brian, let's go brother. Let's do this. Closer, man. Closer. Ah,

01:03: It's very gently moving your pillow up. And then back down. Without you really noticing it. And that's the magic of Nora. How does it know I'm snoring?

01:09: It's monitoring your breathing and before you're snoring actually gets loud to wake anyone. We really gently move your pillow. What it does, it activates the muscles that support our airway and we stop snoring. It's moving. That's pretty cool. It doesn't wake you up. More gentle than me hitting you to stop snoring.

01:28: Truth Be told, I did have a little cat nap there. That was amazing. So where are you guys respiratory therapists or like, how'd you guys come up with this?

01:32: Yeah. It was inspired by our own needs. So I'm a product designer, Behzad is a marketer, and our father is a mechanical engineer and also a snorer. So we realized that sliding your hand under the pillow and giving a small nudge does the trick except everybody runs out of patience. Yes. So we were like, okay, what if we automate this? So we built handmade prototypes, did a Kickstarter campaign, raised a million dollars in 30 days and went after the raises.

01:57: Because snoring is a problem and people wanna solve it, right? It breaks up marriages. Absolutely.

02:03: We've done 42 million as a bootstrap company. Lifetime sales have been over two million. People aren't snoring. There's money in the bank. Things are going well.

02:12: Well, we have proven traction. We have our patents granted. Uh, we signed the top three distributors in North America, which they're gonna put us directly into Best Buy, Target, Walmart, the list goes on.

02:19: Hey Wes, Is this something you wanna hop back and bed together on?

02:29: Okay. I wouldn't do this by myself. Yeah, But I don't know. I just wanna throw it out.

02:36: There's, the problem is it's only 5%, right? And it's, uh, it's just not enough juice in it. You get up for two and a half percent in the morning.

02:42: Yeah, I'll do it with Brian. Um 400k for 7%, I'm, and I'm good with that. By the way, will it come in for six? Because we think that's pretty this year we are on track to double our revenue.

03:02: Okay. So if you double revenue, it's six. If you don't, it's seven.
That's an interesting deal, right? Yep.
So put some performance on the line. I like that challenge. That's a good challenge.

03:09: You done?

03:09: You have a deal.
Alright, awesome. Done.

03:13: Brothers didn't have to collaborate on that either.

03:15: Any more than Wes had to collaborate with Brian. There's no conversation. Thank everyone, guys. Alright. Good day. Congrats.

03:23: Thanks Wes.
No worries. Let's do it.

03:25: Back in bed. Back in bed together. Back in bed together. Aw.

03:28: Oh, this is, so we're gonna, we did it, man. We did it. Yes.

Video #6: In The Press

00:05 : A new high-tech device that you tuck under your pillow may help those restless nights become a thing of the past.

00:09: This is called okay. This is, I mean, the Smart Nora anti snoring device. Okay?

00:12: This was actually chosen to be introduced in two thousand and seventeen as one of Oprah's favorite things as well. It is so nice and comfortable and quiet, and it brings that head up so that that airway can be nice and open.

00:23: It can pick up your snoring with this device. And then without doing anything, it will simply start to insulate your pillow and move your neck into a better position. And this is much easier to travel with, much more convenient.

00:37: And over forty percent of the general population have problems with snoring. So this is that little solution that you can take with you and not have a problem, and it's great.

00:47: The developers have let me know that after around three to five nights of use, you won't even notice that motion of the pillow raising and lowering back down again.

00:55: Users report great improvement in quality and continuity. It feels a whole lot better than a sharp kick to the ribs in the middle of the night when you're the one that's snoring.